Innovative Climatic Technologies Corporation

April 4, 2016

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:	Innovative Climatic Technologies Corporation
Offering Statement on Form 1-A Filed February 11, 2016 File No. 024-10526

Dear Mr. Buchmiller,

We hereby request qualification of the above Offering Statement on Form 1-A to Wednesday, April 6, 2016, at 5 p.m., or such later time or date as is practical.

We hereby acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

By:	/s/ George Roundy
George Roundy, President
Innovative Climatic Technologies Corporation